# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Health In Tech, Inc., CIK 0002019505
CUSIP: 42217D102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 701 S. Colorado Ave,, Suite 1,, Stuart, Florida (FL), 34994
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001993657

## Reporting persons
- Tim Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 32,170,448; shared voting power 0; sole dispositive power 32,170,448; shared dispositive power 0; aggregate amount beneficially owned 32,170,448 (60.4% of the class)
  Comment: (1) Represents (i) 22,315,651 shares of Class A Common Stock, (ii) 82,500 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (iii) 37,590 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest in equal quarterly installments over two years following the issuer's initial public offering, subject to the reporting person's continued service with the issuer through each vesting date, (iv) 9,000,000 shares of Class B Common Stock, with each share convertible at any time into one share of Class A Common Stock for no additional consideration, (v) 495,000 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (vi) 170,115 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest over three years, with one-third of the options vested upon the issuer's initial public offering on December 24, 2024 and the remaining two-thirds vesting in equal quarterly installments over the remaining two years, subject to the reporting person's continued service with the issuer through each vesting date, and (vii) 69,592 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vested upon the issuer's initial public offering on December 24, 2024. (2) This percentage is based on 42,369,358 shares of Class A Common Stock outstanding, 1,145,182 shares of restricted stock outstanding, and an aggregate of 9,734,707 shares, comprised of (i) 9,000,000 shares of Class B Common Stock, and (ii) an aggregate of 734,707 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which are deemed to be outstanding and beneficially owned by the reporting person for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer's Prospectus filed pursuant to Rule 424(b)(4) by the issuer with the Securities and Exchange Commission on December 23, 2024.

## Item 1. Issuer
Name of issuer: Health In Tech, Inc.
Address of issuer's principal executive offices: 701 S. Colorado Ave, Suite 1, Stuart, FL 34994

## Item 2. Person Filing
Name of person filing: Tim Johnson
Address of principal business office or, if none, residence:
s/o Health In Tech, Inc.
701 S. Colorado Ave, Suite 1
Stuart, FL 34994
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 32,170,448. Represents (i) 22,315,651 shares of Class A Common Stock, (ii) 82,500 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (iii) 37,590 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest in equal quarterly installments over two years following the issuer's initial public offering, subject to the reporting person's continued service with the issuer through each vesting date, (iv) 9,000,000 shares of Class B Common Stock, with each share convertible at any time into one share of Class A Common Stock for no additional consideration, (v) 495,000 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (vi) 170,115 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest over three years, with one-third of the options vested upon the issuer's initial public offering on December 24, 2024 and the remaining two-thirds vesting in equal quarterly installments over the remaining two years, subject to the reporting person's continued service with the issuer through each vesting date, and (vii) 69,592 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vested upon the issuer's initial public offering on December 24, 2024.
Percent of class: 60.4%. This percentage is based on 42,369,358 shares of Class A Common Stock outstanding, 1,145,182 shares of restricted stock outstanding and an aggregate of 9,734,707 shares, comprised of (i) 9,000,000 shares of Class B Common Stock, and (ii) an aggregate of 734,707 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which are deemed to be outstanding and beneficially owned by the reporting person for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer's Prospectus filed pursuant to Rule 424(b)(4) by the issuer with the Securities and Exchange Commission on December 23, 2024.
Sole power to vote or to direct the vote: 32,170,448. Represents (i) 22,315,651 shares of Class A Common Stock, (ii) 82,500 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (iii) 37,590 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest in equal quarterly installments over two years following the issuer's initial public offering, subject to the reporting person's continued service with the issuer through each vesting date, (iv) 9,000,000 shares of Class B Common Stock, with each share convertible at any time into one share of Class A Common Stock for no additional consideration, (v) 495,000 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (vi) 170,115 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest over three years, with one-third of the options vested upon the issuer's initial public offering on December 24, 2024 and the remaining two-thirds vesting in equal quarterly installments over the remaining two years, subject to the reporting person's continued service with the issuer through each vesting date, and (vii) 69,592 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vested upon the issuer's initial public offering on December 24, 2024.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 32,170,448. Represents (i) 22,315,651 shares of Class A Common Stock, (ii) 82,500 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (iii) 37,590 restricted shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vestin equal quarterly installments over two years following the issuer's initial public offering, subject to the reporting person's continued service with the issuer through each vesting date, (iv) 9,000,000 shares of Class B Common Stock, with each share convertible at any time into one share of Class A Common Stock for no additional consideration, (v) 495,000 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest six months after the closing of the issuer's initial public offering, or June 24, 2025, subject to the reporting person's continued service with the issuer through such vesting date, (vi) 170,115 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vest over three years, with one-third of the options vested upon the issuer's initial public offering on December 24, 2024 and the remaining two-thirds vesting in equal quarterly installments over the remaining two years, subject to the reporting person's continued service with the issuer through each vesting date, and (vii) 69,592 options to purchase shares of Class A Common Stock granted pursuant to the Health in Tech Equity Incentive Plan, which vested upon the issuer's initial public offering on December 24, 2024.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tim Johnson: /s/ Tim Johnson, Tim Johnson (02/14/2025)